September 25,
2024

Dharmesh Pandya
Chief Executive Officer
Lytus Technologies Holdings PTV. Ltd.
Unit 1214, ONE BKC, G Block
Bandra Kurla Complex
Bandra East
Mumbai, India 400 051

       Re: Lytus Technologies Holdings PTV. Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed August 26, 2024
           File No. 333-280797
Dear Dharmesh Pandya:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No 1 to Form F-1
Cover Page

1. You indicate that you are registering shares issuable upon conversion of senior secured promissory notes (the "Notes"). It appears that these Notes were issued under the securities purchase agreement with the selling shareholders on June 3, 2024. We note that you have issued the first two tranches under the agreement, but that the third tranche has not been issued. Disclose whether you are registering for resale the shares underlying the
       Notes and other securities to be issued in the third tranche. If so, tell us why you believe it is appropriate to register them for resale prior to issuance. Refer to Securities Act Sections
       Compliance and Disclosure Interpretation 139.11.
 September 25, 2024
Page 2
2. Identify Mast Hill Fund, L.P. ("Mast Hill") as an underwriter on the prospectus cover page and in the plan of distribution. Refer to Securities Act Sections Compliance and
       Disclosure Interpretation 139.13.
3. Disclose the full discounted price at which Mast Hill will receive the shares under the equity line, including the discount to the Market Price as well as the Clearing Costs, as defined in the equity line agreement.
Recent Developments, page 2

4. Disclose, if true, that you are registering for resale all the shares issued or issuable under the securities purchase agreement with Mast Hill and FirstFire Global Opportunities Fund,
       LLC and the equity line agreement with Mast Hill.
Securities Purchase Agreement, page 2

5.     Disclose the maturity date of the Notes.
Equity Line of Credit, page 3

6. Please expand your disclosure regarding the equity line agreement to discuss the following:
           the term of the equity line agreement;
           the fully discounted price at which the investor will receive the shares;
           the 4.99% beneficial ownership cap and how this does not prevent the investor from selling all of the shares it receives under the equity line;
           that the agreement and rights of the parties may not be assigned;
and
           whether an investor can engage in short-selling activities and, if so, how any sales activities after announcement of a put may negatively affect the
company   s share
           price.

7. Disclose that you may not have access to the full $30 million amount available under the
       Equity Financing Agreement. For example, since the maximum put amount is the lesser of $1.0 million or 150% of the Average Daily Trading Value, to provide context, provide recent, representative examples of 150% of the Average Daily Trading Value of your shares and the resulting amount you would have been able to put to the equity line investor. Also disclose the dilutive effect the pricing mechanism could have on the company's share price.
Emerging Growth Company Status, page 3

8. We note your disclosure that you have elected to take advantage of the extended transition period for complying with new or revised accounting standards. In this regard, please state in your related risk factor on page 26 that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.
 September 25, 2024
Page 3
Selling Shareholders, page 30

9. For each selling shareholder, indicate the principal amount of the Notes and accrued interest upon which their beneficial ownership amount and number of shares being offered are based.
Plan of Distribution, page 32

10. We note your disclosure that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of
       Regulation S-K.
11. We note that the equity line agreement refers to a "Placement Agent," which is defined as R. F. Lafferty & Co., Inc., a registered broker-dealer. Please identify R. F. Lafferty
       & Co., Inc. as a placement agent and file the placement agent agreement as an exhibit.
12. Please disclose the material market activities of the equity line investor, including:
           any short selling of the company   s securities or other hedging
activities that the equity
           line investor may or has engaged in, including prior to entering into the agreement and prior to the receipt of any shares pursuant to the terms of the agreement; and
           how the equity line investor intends to distribute the securities it owns or will acquire.
13. Please revise to further clarify how the provisions of Regulation M may prohibit the equity line investor and any other distribution participants that are participating in the
       distribution of the company   s securities from:
           engaging in market making activities (e.g., placing bids or making purchases to stabilize the price of the common stock) while the equity line is in effect; and
           purchasing shares in the open market while the equity line is in effect.
Description of the Equity Financing Transaction, page 38

14. You indicate that the equity line agreement prohibits the investor from purchasing any shares if those shares would result in the investor beneficially owning more than 4.99% of then outstanding common shares. Please disclose the purpose of this limitation. Also disclose that the 4.99% beneficial ownership limitation does not prevent the investor from selling some or all of the company's shares it acquires and then acquiring additional shares so that the investor is able to sell shares in excess of the 4.99% beneficial ownership cap while never holding more than 4.99% of the company's outstanding shares.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Company Overview, page 46

15. Please expand the discussion of your business plans and operations to quantify the amount of funding needed for each endeavor. Where you explain that you will use current lines of credit and vendor financing, disclose the amounts currently available under these financing options. Discuss the extent to which you will need to upgrade your current network or software beyond routine maintenance and upgrading. Also update your expected timetables as it appears certain time frames have passed. September 25, 2024
Page 4

Key Market Trends, page 59

16. You indicate that you are looking to offer cable and IPTV/broadband services to your existing customers and have obtained an Internet Service Provider License. Please discuss the extent to which you will need to upgrade your current network or software to provide these services under the license or otherwise.
Executive Compensation, page 70

17. Please disclose why the summary compensation table shows no compensation paid to your named executive officers in 2023 and 2024 despite the annual salaries payable to them and potential bonuses under their April 1, 2020 employment agreements. Please note that you are required to disclose contingent or deferred compensation accrued for the year, even if the compensation is payable at a later date. Refer to Item 6.B of Form 20-F.
Consolidated Statements of Financial Position, page F-3

18. Please clarify the amounts included on the commitments and contingencies line item on the Statements of Financial Position. In this regard, since it appears that these accounts are not liabilities recognized in your Statements of Financial Position, the amounts should be left blank. Please advise or revise. Further, please clarify whether the $7.5 million payable in phases as capital investment in Sri Sai is for additional
       ownership interest above the 51% currently owned.
Notes to Consolidated Financial Statements
Note 3A - Other income, page F-24

19. We note your disclosure that you have recognized $1,585,730 as other income under the heading of revenue as the share warrants liabilities were lapsed during the year. Please let us know how you consider paragraph 102 of IAS1, specifically, to record them outside of revenue.
Note 6 - Trade receivables, page F-30

20. It appears that amounts of your trade receivables presented on the face of your consolidated financial statements of financial position are net of provision for expected credit loss. In this regard, please revise the balance sheet caption
Trade receivable    to
          Trade Receivables, net   .
21. We note your disclosure that the Group has recognized a loss allowance of 100% against all receivables over 365 days past due because historical experience has indicated that these receivables are generally not recoverable. However, we note you recognized a loss allowance of 50% against all receivables over 365 days past due for the Lifetime ECL as presented within the aging schedule on pages 30 and 31. Please revise or advise.
Note 11A - Borrowings, page F-33

22. We note your disclosure that you sold, and the investor purchased, $3,333,333.33 in principal amount of unsecured senior convertible notes and warrants, which they are exercisable for five years to purchase an aggregate of up to 1,754,386 Common Shares at an exercise price of $0.957, subject to adjustment under certain circumstances described in the Warrants. We also noted you recorded Senior convertible notes in amount of
 September 25, 2024
Page 5

       $3,333,333.33 under Borrowings, and Share warrants liability in amount of $1,585,025
       under Other financial liabilities     current for this transaction. In
this regard, please
       address the following to help us understand your accounting.
           Please tell us and disclose where you presented the proceeds from convertible notes in an amount of $3,333,333.33 within your statements of cash flows for the periods presented.
           Under IAS 32, the warrants or options issued as part of a financing arrangement are required to be accounted for together with the loan as one transaction. Once all the components are identified and appropriately classified the proceeds should be allocated between all the components. In this regard, please provide us an accounting analysis with specific reference to the authoritative literature that supports your current accounting treatment of $3,333,333.33 in principal amount of unsecured senior convertible notes and $1,585,025 in warrants liability.
Note 16 - Equity, page F-42

23. We note your disclosure that the Company has issued 40,000,000 shares for the purpose of employee incentive plan on November 22, 2024, and the 40,000,000 shares have been recorded in retained earnings and ESOP trust equity as of March 31, 2024. In this regard, please verify the date you issued the shares and tell us how you account for the
       40,000,000 shares issued.
24. We note that you issued 46,040 ordinary shares to DTC as part of the reverse stock split.
       Please expand to disclose the nature of the transaction along with the business reason why you conducted a 1-for-60 reverse split first on your shares and then issued these subsequent 46,040 ordinary shares to DTC as part of the split.
Note 17- Earnings per share, page F-44

25. It appears your basic and diluted net income per share is calculated by using the net profit for the year instead of the Profit for the year available to common shareholders. Refer to
       IAS 33 paragraph 12. Please revise or advise on both pages 4 and 44.
Note 21 - Segment information, page F-52

26.    We note your disclosure that the Chief Operating Decision Maker
evaluates the Group   s
       performance based on two segments, i.e. Cable Services and Telemedicine Services.
       Meanwhile, in the second paragraph, you also disclose that the Chief Operating Decision
       Maker evaluates the Group   s performance based on only one segment,
i.e. Cable Services.
        Please clarify how many Operating Segments and Reportable Segments you have. In addition, please tell us why you believe your current segment information disclosure complies with paragraph 20-24 of IFRS 8.
Note 22 - Modification of earlier arrangement and acquisition of Sri Sai, page F-55

27. We note your tabular disclosure of the modification adjustments does not properly foot or cross foot on page F-55. Please revise or explain to us why. In addition, please tell us how to reconcile the Pre-adjustment as of April 01, 2022 column to consolidated statement of financial position as of March 31, 2022. Please revise or explain to us why.
 September 25, 2024
Page 6
28. Please clarify how you are presenting the $2.5 million cash consideration on the face of your consolidated statement of cash flows for the year ended March 31, 2023.
Exhibits

29. Please revise the exhibit index to correctly refer to the Exhibit 23.3 consent being provided.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs at 202-551-3350 or Larry Spirgel at 202-551-3815 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Thomas J. Poletti, Esq.